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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 16, 2001

Buhrmann NV
(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F /x/         Form 40-F / /

    (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes / /         No /x/

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

    Enclosure: News Release dated November 16, 2001

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

By:	/s/ F.H.J. KOFFRIE Member Executive Board
By:	/s/ J.P.E. BARBAS Company Secretary

Date:  November 16, 2001

Burhman NV Hoogoorddreef 62 1101 BE Amsterdam ZO P.O. Box 23456 1100 DZ Amsterdam ZO The Netherlands
PRESS RELEASE		Telephone +31 (0)20 651 11 11
Date Number	16 November 2001 031	Telefax +31 0(20) 651 10 00 E-mail corpcomm@buhrmann.com
Website www.buhrmann.com

BUHRMANN COMPLETES SALE PART OF OFFICE PRODUCTS
ACTIVITIES IN THE NETHERLANDS

Buhrmann has completed the sale of its office products subsidiary formerly operating under the name of Corporate Express Nederland to Guilbert, as announced on 16 October 2001.

    The sale of these activities was necessary to obtain approval from the European Commission for Buhrmann's acquisition of the office products division of Samas. Buhrmann's office products division continues to have extensive operations in the Netherlands and remains the market leader. The Samas office products operations acquired by Buhrmann earlier this year will be operating under the Corporate Express trademark as of the beginning of 2002.

Note to editors

For more information, please contact: Buhrmann Corporate Communications, Ewold de Bruijne Tel. +31 20 651 10 34 or by e-mail: ewold.de.bruijne@buhrmann.com	Analysts can contact: Buhrmann Investor Relations Department, Marina Millington-Ward Tel. +31 20 651 10 42 or by e-mail: marina.millington@buhrmann.com

Profile of Buhrmann

    As an international business services and distribution group, Buhrmann is the world's major supplier of office products, paper and graphic systems for the business market. By combining modern internet technology with intelligent logistic processes Buhrmann is able to distribute these products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales.

    With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is also the European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates annual sales of about EUR 11.0 billion with approximately 28,000 employees in 30 countries.

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SIGNATURE